SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2016

Commission File No.: 333-213328

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Rue Royale, 4th Floor

1000 Brussels, Belgium

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN

EACH OF THE REGISTRATION STATEMENTS ON FORM F-4 (FILE NO. 333-213328) OF

ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON

WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS

OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued on 19 October 2016 regarding disclosure of holding of AB InBev shares by the Stichting Anheuser-Busch InBev and persons acting in concert therewith made according to the requirements of the Belgian Law of 2 May 2007

99.2	Press release issued on 19 October 2016 regarding disclosure of holding of AB InBev shares by Altria Group, Inc. made according to the requirements of the Belgian Law of 2 May 2007

99.3	Press release issued on 19 October 2016 regarding disclosure of holding of AB InBev shares by Bevco Lux Sàrl and related companies made according to the requirements of the Belgian Law of 2 May 2007

99.4	Press release issued on 11 October 2016 regarding Anheuser-Busch InBev’s statement on Coca-Cola Beverages Africa

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: October 19, 2016	By:	/s/ Jan Vandermeersch Name: Jan Vandermeersch Title: Global Legal Director Corporate